EXHIBIT 99.2




HANAROTELECOM INCORPORATED

NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND NINE MONTHS
ENDED SEPTEMBER 30, 2005 AND 2004
AND INDEPENDENT ACCOUNTANTS' REVIEW REPORT

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

English Translation of a Report Originally Issued in Korean



To the Shareholders and Board of Directors of hanarotelecom incorporated:


We have reviewed the accompanying non-consolidated balance sheet of hanarotelecom incorporated (the "Company") as of September 30, 2005, and the related non-consolidated statements of operations and cash flows for the three months and nine months ended September 30, 2005 and 2004, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with the standards for review of interim financial statements in the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with financial accounting standards in the Republic of Korea (see Note 2).

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Company as of December 31, 2004, and the related non-consolidated statements of operations, disposition of deficit and cash flows for the year then ended (not presented herein); and in our report dated February 4, 2005, we expressed an unqualified opinion on those financial statements. The accompanying balance sheet as of December 31, 2004, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet.

Our reviews also comprehended the translation of Korean Won amounts into U.S. dollar amounts and nothing has come to our attention that cause us to believe that such translation has not been made in conformity with the basis in Note 2. Such U.S. dollar amounts are presented solely for the convenience of the readers outside of Korea.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.





October 21, 2005





































                                Notice to Readers

This report is effective as of October 21, 2005, the accountants' review report date. Certain subsequent events or circumstances may have occurred between the accountants' review report date and the time the accountants' review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants' review report.

                           hanarotelecom incorporated


                         NON-CONSOLIDATED BALANCE SHEETS

                 AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004



                                                                                                        Translation into
                                                                          Korean Won                  U.S. Dollars (Note 2)
                                                                ------------------------------    -------------------------------
                           ASSETS                                    2005             2004             2005            2004
                           ------                               --------------  --------------    --------------   --------------
                                                                        (In millions)                      (In thousands)
CURRENT ASSETS:

   Cash and cash equivalents (Note 3)                            W     198,824  W      161,114    $      190,737   $      154,561
   Short-term financial instruments (Notes 4 and 5)                     22,066         189,865            21,168          182,142
   Short-term investment securities (Note 6)                             1,120           1,120             1,074            1,074
   Trade receivables, net of allowance for doubtful accounts
     of W64,168 million in 2005 and W60,331 million in 2004            179,002         204,076           171,721          195,775
   Short-term loans, net of discount on present value of
     W686 million in 2005 and W209 million in 2004
    (Note 9)                                                            12,584           7,631            12,072            7,321
   Accounts receivable-other, net of discount on present
     value of W359 million in 2005 and nil in 2004
    (Note 19)                                                            7,130             473             6,840              454
   Accrued income                                                          661           1,998               634            1,917
   Advanced payments                                                       222          26,816               214           25,725
   Prepaid expenses                                                     24,917          13,188            23,904           12,652
   Refundable income tax                                                 1,956           3,012             1,876            2,889
   Forward exchange contracts (Note 14)                                  4,685              --             4,494               --
   Inventories                                                             558           1,841               536            1,766
                                                                --------------  --------------    --------------   --------------
                                                                       453,725         611,134           435,270          586,276
                                                                --------------  --------------    --------------   --------------

NON-CURRENT ASSETS:

   Long-term financial instruments (Notes 4 and 5)                       1,333               5             1,279                5
   Long-term investment securities (Note 7)                            161,436          27,776           154,870           26,646
   Investment securities using the equity method (Note 8)              288,342          14,532           276,614           13,941
   Long-term trade receivables, net of allowance for
     doubtful accounts of W1,273 million in 2005 and W535
     million in 2004                                                     2,486           1,083             2,385            1,039
   Long-term loans, net of discount on present value of
     W1,920 million in 2005 and W2,709 million in 2004 (Note 9)         10,771          16,086            10,333           15,432
   Long-term accounts receivable-other, net of discount on
     present value of W147 million in 2005 and nil in 2004               8,536              --             8,189               --
   Long-term prepaid expenses                                           13,020          12,352            12,489           11,849
   Key-money deposits (Note 19)                                         69,539          72,514            66,710           69,564
   Property and equipment, net (Notes 10, 12 and 13)                 2,201,562       2,362,686         2,112,013        2,266,583
   Intangibles (Note 11)                                                61,166          54,266            58,678           52,059
                                                                --------------  --------------    --------------   --------------
                                                                     2,818,191       2,561,300         2,703,560        2,457,118
                                                                --------------  --------------    --------------   --------------
           Total Assets                                           W  3,271,916  W    3,172,434    $    3,138,830   $    3,043,394
                                                                ==============  ==============    ==============   ==============

    (Continued)
                           hanarotelecom incorporated

                 AS OF SEPTEMBER 30, 2005 AND DECEMBER 31, 2004



                                                                                                        Translation into
                                                                          Korean Won                  U.S. Dollars (Note 2)
                                                                ------------------------------    -------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                 2005             2004             2005            2004
------------------------------------                            --------------  --------------    --------------   --------------
                                                                        (In millions)                      (In thousands)

CURRENT LIABILITIES:
   Trade payables (Note 19)                                     W       23,181  W       26,056    $       22,238   $       24,996
   Other accounts payable                                               99,871         139,528            95,809          133,853
   Advances received                                                     7,387           7,159             7,087            6,868
   Accrued expenses (Note 19)                                           68,839          55,777            66,039           53,508
   Withholdings                                                         18,066          14,728            17,331           14,129
   Current maturities of long-term debt, net of discount on
     debentures of W1,745 million in 2005 and W6,543 million
     in 2004, and net of present value discount of
     W3,962 million in 2005 and nil in 2004 (Notes 12 and 13)          408,655         413,526           392,033          396,706
   Forward exchange contracts (Note 14)                                 26,401          33,802            25,327           32,427
   Interest rate swap (Note 14)                                          5,593          17,623             5,366           16,906
   Other current liabilities                                             1,719           1,699             1,648            1,630
                                                                --------------  --------------    --------------   --------------
                                                                       659,712         709,898           632,878          681,023
                                                                --------------  --------------    --------------   --------------

LONG-TERM LIABILITIES:
   Long-term debt, net (Note 13)                                       257,924         399,154           247,433          382,918
   Debentures, net (Note 13)                                           510,901         189,518           490,120          181,809
   Long-term obligations under capital leases (Note 12)                 17,586          32,540            16,871           31,216
   Long-term advances received                                          12,262          13,143            11,763           12,609
   Accrued severance indemnities, net (Note 2)                          36,972          29,667            35,468           28,460
   Long-term deposits received                                          22,719          23,118            21,795           22,178
                                                                --------------  --------------    --------------   --------------
                                                                       858,364         687,140           823,450          659,190
                                                                --------------  --------------    --------------   --------------
           Total Liabilities                                         1,518,076       1,397,038         1,456,328        1,340,213
                                                                --------------  --------------    --------------   --------------

SHAREHOLDERS' EQUITY (Note 15):
   Capital stock                                                     2,310,676       2,310,676         2,216,688        2,216,688
   Paid-in capital in excess of par value                              344,642         344,642           330,624          330,624
   Accumulated deficit                                                (908,644)       (864,080)         (871,685)        (828,933)
   Capital adjustments:
     Stock compensation (Note 16)                                       10,423           7,227             9,999            6,933
     Valuation gain (loss) on available-for-sale securities
       (Note 7)                                                          1,684          (5,764)            1,617           (5,530)
     Valuation gain on investment securities using the equity
       method                                                              652             318               625              305
     Valuation loss on interest swap (Note 14)                          (5,593)        (17,623)           (5,366)         (16,906)
                                                                --------------  --------------    --------------   --------------
           Total Shareholders' Equity                                1,753,840       1,775,396         1,682,502        1,703,181
                                                                --------------  --------------    --------------   --------------
           Total Liabilities and Shareholders' Equity           W    3,271,916  W    3,172,434    $    3,138,830   $    3,043,394
                                                                ==============  ==============    ==============   ==============



        See accompanying notes to non-consolidated financial statements.

                           hanarotelecom incorporated

                    NON-CONSOLIDATED STATEMENTS OF OPERATIONS

     FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

                                                                                           Korean Won
                                                                 --------------------------------------------------------------
                                                                              2005                            2004
                                                                 ------------------------------  ------------------------------
                                                                  Three months     Nine months    Three months     Nine months
                                                                 -------------    -------------  -------------    -------------
                                                                              (In millions, except per share amount)

OPERATING REVENUE (Notes 19 and 21)                              W     361,707    W   1,073,492  W     358,436    W   1,070,863

OPERATING EXPENSES (Notes 17 and 19)                                   346,681        1,046,586        333,440          979,997
                                                                 -------------    -------------  -------------    -------------

OPERATING INCOME                                                        15,026           26,906         24,996           90,866
                                                                 -------------    -------------  -------------    -------------
NON-OPERATING INCOME:
   Interest income                                                      17,684           26,632          3,557           14,479
   Dividend income                                                           1                1             --               --
   Gain on foreign currency transactions and translation                   221            8,994          1,410            5,339
   Gain on valuation of investments using the equity method
     (Note 8)                                                              385           31,421             --               --
   Gain on disposal of investments using the equity method
     (Note 8)                                                               --           25,391             --               --
   Gain on disposal of long-term investment securities                      --               --             --              108
   Gain on disposal of property and equipment                              373              884            195              582
   Gain on valuation of forward exchange contracts (Note 14)            11,053            5,863            365              365
   Gain on transaction of forward exchange contracts                        --               --            378              242
   Other                                                                 1,755            6,150          1,176            4,701
                                                                 -------------    -------------  -------------    -------------
                                                                        31,472          105,336          7,081           25,816
                                                                 -------------    -------------  -------------    -------------
NON-OPERATING EXPENSES:
   Interest expense                                                     23,784           76,632         24,229           78,203
   Asset Backed Securities payable expense                                  --               --             --              490
   Loss on disposal of short-term investment securities                     --               29             --               86
   Impairment loss on long-term investment securities
     (Note 7)                                                              359           51,275             --            1,977
   Loss on valuation of investments using the equity method
     (Note 8)                                                           15,886              446            148            2,561
   Loss on foreign currency transactions and translation                11,060           15,057            946              751
   Loss on disposal of property and equipment                              547            1,984            129            1,054
   Loss on disuse of property and equipment                              9,847           22,323          5,441           15,980
   Loss on early redemption of debentures (Note 13)                         --              165             --               --
   Loss on early redemption of long-term debt (Note 13)                     --            2,235             --               --
   Loss on early redemption of obligations under capital
     leases (Note 12)                                                       --               58             --               --
   Donations                                                                 3              273             53              288
   Loss on valuation of forward exchange contracts                          --               --            749            4,340
   Loss on transaction of forward exchange contracts                        --               --            173              173
   Other                                                                   162            4,930             41              809
                                                                 -------------    -------------  -------------    -------------

                                                                        61,648          175,407         31,909          106,712
                                                                 -------------    -------------  -------------    -------------


ORDINARY INCOME (LOSS)                                                 (15,150)         (43,165)           168            9,970


EXTRAORDINARY ITEM (Note 22)                                            (1,399)          (1,399)            --               --
                                                                 -------------    -------------  -------------    -------------

INCOME (LOSS) BEFORE INCOME TAX                                        (16,549)         (44,564)           168            9,970


INCOME TAX EXPENSE (Note 18)                                                --               --             --               -
                                                                 -------------    -------------  -------------    -------------


NET INCOME (LOSS)                                                W     (16,549)   W     (44,564) W         168     W      9,970
                                                                 =============    =============  =============    =============

ORDINARY INCOME (LOSS) PER COMMON SHARE (Note 2)                 W         (33)   W         (93) W         0.4     W         22
                                                                 =============    =============  =============    =============
NET INCOME (LOSS) PER COMMON SHARE (Note 2)                      W         (36)   W         (96) W         0.4     W         22
                                                                 =============    =============  =============    =============

     (Continued)
                           hanarotelecom incorporated

     FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

                                                                              Translation into U.S. Dollars (Note 2)
                                                                  -------------------------------------------------------------
                                                                              2005                            2004
                                                                  ----------------------------    -----------------------------
                                                                  Three months    Nine months     Three months     Nine months
                                                                  -------------   ------------    -------------    ------------
                                                                             (In thousands, except per share amount)

OPERATING REVENUE (Notes 19 and 21)                               $     346,994   $  1,029,827    $     343,856    $  1,027,305

OPERATING EXPENSES (Notes 17 and 19)                                    332,580      1,004,016          319,877         940,135
                                                                  -------------   ------------    -------------    ------------

OPERATING INCOME                                                         14,414         25,811           23,979          87,170
                                                                  -------------   ------------    -------------    ------------

NON-OPERATING INCOME:
   Interest income                                                       16,965         25,549            3,412          13,890
   Dividend income                                                            1              1                -              --
   Gain on foreign currency transactions and translation                    212          8,628            1,353           5,122
   Gain on valuation of investments using the equity method
     (Note 8)                                                               369         30,143               --              --
   Gain on disposal of investments using the equity method
     (Note 8)                                                                --         24,358               --              --
   Gain on disposal of long-term investment securities                       --             --               --             104
   Gain on disposal of property and equipment                               358            848              187             558
   Gain on valuation of forward exchange contracts (Note 14)             10,603          5,625              350             350
   Gain on transaction of forward exchange contracts                         --              -              363             232
   Other                                                                  1,684          5,900            1,128           4,509
                                                                  -------------   ------------    -------------    ------------
                                                                         30,192        101,052            6,793          24,765
                                                                  -------------   ------------    -------------    ------------
NON-OPERATING EXPENSES:
   Interest expense                                                      22,817         73,515           23,243          75,022
   Asset Backed Securities payable expense                                   --             --               --             470
   Loss on disposal of short-term investment securities                      --             28               --              83
   Impairment loss on long-term investment securities
    (Note 7)                                                                344         49,189               --           1,897
   Loss on valuation of investments using the equity method
     (Note 8)                                                            15,240            428              142           2,457
   Loss on foreign currency transactions and translation                 10,610         14,445              908             720
   Loss on disposal of property and equipment                               525          1,903              124           1,011
   Loss on disuse of property and equipment                               9,446         21,415            5,220          15,330
   Loss on early redemption of debentures (Note 13)                          --            158               --              --
   Loss on early redemption of long-term debt (Note 13)                      --          2,144               --              --
   Loss on early redemption of obligations under capital
    leases (Note 12)                                                         --             56               --              --
   Donations                                                                  3            262               51             276
   Loss on valuation of forward exchange contracts                           --             --              719           4,163
   Loss on transaction of forward exchange contracts                         --             --              166             166
   Other                                                                    155          4,729               38             776
                                                                  -------------   ------------    -------------    ------------
                                                                         59,140        168,272           30,611         102,371
                                                                  -------------   ------------    -------------    ------------

ORDINARY INCOME (LOSS)                                                  (14,534)       (41,409)             161           9,564

EXTRAORDINARY ITEM (Note 22)                                             (1,342)        (1,342)              --              --
                                                                  -------------   ------------    -------------    ------------

INCOME (LOSS) BEFORE INCOME TAX                                         (15,876)       (42,751)             161           9,564

INCOME TAX EXPENSE (Note 18)                                                 --             --               --              --
                                                                  -------------   ------------    -------------    ------------

NET INCOME (LOSS)                                                 $     (15,876)  $    (42,751)   $         161    $      9,564
                                                                  =============   ============    =============    ============

ORDINARY INCOME (LOSS) PER COMMON SHARE (Note 2)
                                                                                  $
                                                                  $      (0.032)        (0.089)   $        0.00    $       0.02
                                                                  =============   ============    =============    ============
NET INCOME (LOSS) PER COMMON SHARE (Note 2)                       $      (0.035)  $     (0.092)   $        0.00    $       0.02
                                                                  =============   ============    =============    ============


        See accompanying notes to non-consolidated financial statements.

                           hanarotelecom incorporated

                    NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

     FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

                                                                                              Korean Won
                                                                      -------------------------------------------------------------
                                                                                  2005                            2004
                                                                      ---------------------------    ------------------------------
                                                                      Three months    Nine months    Three months       Nine months
                                                                      ------------    -----------    ------------       -----------
                                                                                            (In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net income (loss)                                                  W    (16,549)  W    (44,564)   W        168      W      9,970
                                                                      ------------    -----------    ------------       -----------
   Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Stock compensation expense                                              1,042          3,196             233              787
     Depreciation and amortization                                         113,943        337,474         106,850          329,193
     Provision for severance indemnities                                     2,514          9,641           2,383            7,640
     Provision for doubtful accounts                                         5,005         19,680           7,115           23,328
     Amortization of discount on debentures                                  1,981          6,140           2,764            8,838
     Amortization of present value discount of long-term debt                1,171          3,354             745            3,584
     Employee fringe benefits                                                  198            636           1,027            1,241
     Loss on foreign currency translation                                   10,953         14,839             433              433
     Loss on disposal of short-term investment securities                       --             29              --               86
     Loss on disposal of property and equipment                                547          1,984             129            1,054
     Loss on early redemption of debentures                                     --            165              --               --
     Loss on early redemption of long-term debt                                 --          2,235              --               --
     Loss on early redemption of obligations under capital leases               --             58              --               --
     Loss on valuation of investments using the equity method               15,886            446             148            2,561
     Loss on disuse of property and equipment                                9,847         22,323           5,441           15,980
     Loss on valuation of forward exchange contracts                            --             --             749            4,340
     Impairment loss on long-term investment securities                        359         51,275              --            1,977
     Gain on valuation of investments using the equity method                 (385)       (31,421)             --               --
     Gain on disposal of investments using the equity method                    --        (25,391)             --               --
     Gain on disposal of long-term investment securities                        --             --              --             (108)
     Gain on disposal of property and equipment                               (373)          (884)           (195)            (582)
     Gain on foreign currency translation                                     (189)          (166)           (764)          (4,020)
     Amortization of present value discount                                 (14301)       (15,571)           (174)          (1,162)
     Gain on valuation of forward exchange contracts                       (11,053)        (5,863)           (365)            (365)
     Other                                                                    (286)           761              87              206
                                                                      ------------    -----------    ------------       -----------
                                                                           136,859        394,940         126,606          395,011
                                                                      ------------    -----------    ------------       -----------
   Changes in assets and liabilities resulting from operations:
     Decrease (Increase) in trade receivables                                3,521         19,096         (22,259)         (93,194)
     Decrease (Increase) in accounts receivable-other                          815         11,553             (27)           3,775
     Decrease (Increase) in accrued income                                     557          1,337            (101)           3,670
     Increase in prepaid expenses                                           (1,037)       (19,353)         (1,665)          (2,353)
     Increase in refundable income tax                                        (612)        (1,956)           (406)            (104)
     Decrease in advanced payments                                             417            461             333              787
     Increase in inventories                                                (3,540)       (13,114)         (7,163)         (19,133)
     Decrease (Increase) in long-term prepaid expenses                         326           (667)            274              823
     Increase (Decrease) in trade payables                                  (2,869)        (2,839)        (21,467)          11,540
     Increase (Decrease) in other accounts payable                         (15,480)       (30,387)         24,297          (46,329)
     Increase (Decrease) in accrued expenses                                (4,336)        13,374          (4,300)         (11,634)
     Increase (Decrease) in withholdings                                     2,102          3,337          (1,276)          (2,216)
     Increase in other current liabilities                                   3,401          3,454             634              111
     Decrease in forward exchange contract                                      --         (6,224)           (137)            (137)
     Decrease in long-term advances received                                  (293)          (879)           (293)            (880)
     Increase (Decrease) in long-term deposits received                        172           (399)          3,490            2,800
     Decrease in payments to National Pension                                    1              6               4               19
     Payments of severance indemnities                                        (967)        (3,395)           (957)          (3,005)
     Write-off of trade receivables                                         (4,844)       (14,883)         (1,266)          (4,578)
                                                                      ------------    -----------    ------------       -----------
                                                                           (22,666)       (41,478)        (32,285)        (160,038)
                                                                      ------------    -----------    ------------       -----------
   Net cash flows provided by operating activities                          97,644        308,898          94,489          244,943
                                                                      ------------    -----------    ------------       -----------

    (Continued)
                           hanarotelecom incorporated

     FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004



                                                                                              Korean Won
                                                                    -------------------------------------------------------------
                                                                                2005                             2004
                                                                    ----------------------------    -----------------------------
                                                                    Three months     Nine months    Three months      Nine months
                                                                    ------------     -----------    ------------      -----------
                                                                                           (In millions)
CASH FLOWS FROM INVESTING ACTIVITIES:

   Disposal of short-term investment securities                     W         --     W       471    W         --      W    96,187
   Collection of short-term financial instruments                         10,087         342,996          96,000          475,098
   Redemption of short-term loans                                            631           2,334           1,198            4,833
   Redemption of long-term loans                                             138             283             113            1,217
   Disposal of long-term investment securities                            60,041          60,041              --            9,000
   Proceeds from disposal of investment securities using the
    equity method                                                             --           5,000              --               --
   Refund of key-money deposits                                            3,071          18,373           7,140           13,823
   Proceeds from disposal of property and equipment                        1,140           3,176           3,787            7,116
   Acquisition of short-term financial instruments                        (9,887)       (175,813)        (97,687)        (548,233)
   Purchase of short-term investment securities                               --            (500)             --               --
   Acquisition of long-term investment securities                             --        (198,351)             --               --
   Extension of short-term loans                                            (451)           (663)            (75)            (347)
   Acquisition of long-term financial instruments                           (710)           (713)             --               (1)
   Acquisition of investment securities using the equity method               --        (249,110)         (3,680)          (3,680)
   Extension of long-term loans                                             (383)         (1,281)           (365)          (2,319)
   Payment of key-money deposits                                            (305)        (14,991)         (1,275)         (39,935)
   Acquisition of property and equipment                                 (77,706)       (183,958)        (46,755)        (100,154)
   Acquisition of intangibles                                             (7,360)         (9,747)         (4,109)          (7,817)
                                                                    ------------     -----------    ------------      -----------

   Net cash flows used in investing activities                           (21,694)       (402,453)        (45,708)         (95,212)
                                                                    ------------     -----------    ------------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

   Proceeds from long-term debt                                               --         281,697          87,400          322,549
   Proceed from issuance of debentures                                        --         503,544              --               --
   Repayment of short-term borrowings                                         --              --              --         (163,000)
   Repayment of long-term debt and debentures                            (10,150)       (653,976)       (174,022)        (398,196)
   Repayment of Asset Backed Securities payable                               --              --              --          (32,510)
                                                                    ------------     -----------    ------------      -----------

Net cash flows provided by (used in) financing activities                (10,150)        131,265         (86,622)        (271,157)
                                                                    ------------     -----------    ------------      -----------

NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                             65,800          37,710         (37,841)        (121,426)
                                                                    ------------     -----------    ------------      -----------

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                           133,024         161,114         112,543          196,128
                                                                    ------------     -----------    ------------      -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                            W    198,824     W   198,824    W     74,702      W    74,702
                                                                    ============     ===========    ============      ===========


    (Continued)
                           hanarotelecom incorporated

     FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

                SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION



                                                                                              Korean Won
                                                                   -----------------------------------------------------------
                                                                                2005                           2004
                                                                   ---------------------------    ----------------------------
                                                                   Three months    Nine months    Three months     Nine months
                                                                   ------------    -----------    ------------     -----------
                                                                                         (In thousands)
 NON-CASH TRANSACTIONS:

  Transfer of long-term loans to current portion                   W      9,064    W    10,032    W      6,102     W    10,385
  Transfer of short-term loans to long-term loans                            --          2,931              --              --
  Transfer of trade receivables to long-term trade receivables               --          2,142              --              --
  Transfer of short-term financial instruments to long-term
    financial instruments                                                   615            615              --              --
  Transfer of advanced payments to long-term investment
   securities                                                                --         24,939              --              --
  Transfer of construction in progress to intangibles                     2,623          2,623              --              --
  Transfer of inventories to property and equipment                       4,174         15,590           7,078          19,489
  Transfer of debentures to current portion                                  --        190,000              --         136,000
  Transfer of long-term debt to current portion                           8,114         34,175          47,437          68,511
  Transfer of long-term obligation under capital leases to
    current portion                                                       5,872         24,664          13,064          41,070
  Transfer of other accounts payable to obligation under
    capital leases                                                           --          9,710              --              --
  Transfer of refundable income tax to accounts receivable-other             --          3,012              --              --
  Recognition of gain on valuation of long-term investment
    securities as capital adjustments                                     2,424          3,058              --              --
  Recognition of loss on valuation of long-term investment
    securities as capital adjustments                                        --             --              --             681
  Transfer of advances received from disposal of investment
    securities using the equity method                                       --          3,200              --              --
  Receivable from disposal of investment securities using the
   equity method                                                             --         23,800              --              --
  Receivable from disposal of long-term investment securities                --             --              --           1,111
  Transfer of long-term accounts receivable-other to current
    portion                                                               1,322          2,630              --              --
  Transfer of advanced payments to inventories                               --          1,193              --              --
  Acquisition of property and equipment under long-term
    lease obligation                                                         --             --          11,286          26,682
  Transfer of investment securities using the equity method
    to long-term investment securities                                       --             --              --          16,935
  Transfer of long-term investment securities to investment
    securities using the equity method                                       --             --              --           1,900
  Transfer of provision for severance indemnities  to
    construction in progress                                                163            646             132             443
  Transfer of depreciation to construction in progress                       --             --              --             154
  Transfer of prepaid expenses to long-term present value
    discount                                                                 --          7,317           3,066          10,561


    (Continued)
                           hanarotelecom incorporated

     FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

                                                                                  Translation into U.S. Dollars (Note 2)
                                                                     --------------------------------------------------------------
                                                                                  2005                             2004
                                                                     -------------------------------  -----------------------------
                                                                     Three months      Nine months    Three months      Nine months
                                                                     ------------      -----------    ------------      -----------
                                                                                           (In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                 $    (15,876)     $   (42,751)   $       161    $       9,564
                                                                     ------------      -----------    ------------      -----------
   Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Stock compensation expense                                             1,000            3,066            224              755
     Depreciation and amortization                                        109,308          323,747        102,504          315,803
     Provision for severance indemnities                                    2,412            9,249          2,286            7,329
     Provision for doubtful accounts                                        4,801           18,880          6,826           22,379
     Amortization of discount on debentures                                 1,900            5,890          2,652            8,479
     Amortization of present value discount of long-term debt               1,123            3,218            715            3,438
     Employee fringe benefits                                                 190              610            985            1,191
     Loss on foreign currency translation                                  10,507           14,235            415              415
     Loss on disposal of short-term investment securities                      --               28             --               83
     Loss on disposal of property and equipment                               525            1,903            124            1,011
     Loss on early redemption of debentures                                    --              158             --               --
     Loss on early redemption of long-term debt                                --            2,144             --               --
     Loss on early redemption of obligations under capital
      leases                                                                   --               56             --               --
     Loss on valuation of investments using the equity method              15,240              428            142            2,457
     Loss on disuse of property and equipment                               9,446           21,415          5,220           15,330
     Loss on valuation of forward exchange contracts                           --               --            719            4,163
     Impairment loss on long-term investment securities                       344           49,189             --            1,897
     Gain on valuation of investments using the equity method                (369)         (30,143)            --               --
     Gain on disposal of investments using the equity method                   --          (24,358)            --               --
     Gain on disposal of long-term investment securities                       --               --             --             (104)
     Gain on disposal of property and equipment                              (358)            (848)          (187)            (558)
     Gain on foreign currency translation                                    (181)            (159)          (733)          (3,856)
     Amortization of present value discount                               (13,719)         (14,938)          (167)          (1,115)
     Gain on valuation of forward exchange contracts                      (10,603)          (5,625)          (350)            (350)
     Other                                                                   (274)             731             82              198
                                                                     ------------      -----------    ------------      -----------
                                                                          131,292          378,876        121,457          378,945
                                                                     ------------      -----------    ------------      -----------
   Changes in assets and liabilities resulting from operations:
     Decrease (Increase) in trade receivables                               3,378           18,319        (21,354)         (89,403)
     Decrease (Increase) in accounts receivable-other                         782           11,083            (26)           3,621
     Decrease (Increase) in accrued income                                    534            1,283            (97)           3,521
     Increase in prepaid expenses                                            (995)         (18,566)        (1,597)          (2,257)
     Increase in refundable income tax                                       (587)          (1,876)          (389)            (100)
     Decrease in advanced payments                                            400              442            319              755
     Increase in inventories                                               (3,396)         (12,581)        (6,872)         (18,355)
     Decrease (Increase) in long-term prepaid expenses                        313             (640)           263              790
     Increase (Decrease) in trade payables                                 (2,752)          (2,724)       (20,594)          11,071
     Increase (Decrease) in other accounts payable                        (14,850)         (29,151)        23,309          (44,445)
     Increase (Decrease) in accrued expenses                               (4,160)          12,830         (4,125)         (11,161)
     Increase (Decrease) in withholdings                                    2,017            3,201         (1,224)          (2,126)
     Increase in other current liabilities                                  3,263            3,314            608              106
     Decrease in forward exchange contract                                     --           (5,971)          (131)            (131)
     Decrease in long-term advances received                                 (281)            (843)          (281)            (844)
     Increase (Decrease) in long-term deposits received                       165             (383)         3,348            2,686
     Decrease in payments to National Pension                                   1                6              4               18
     Payments of severance indemnities                                       (928)          (3,257)          (918)          (2,883)
     Write-off of trade receivables                                        (4,647)         (14,278)        (1,215)          (4,392)
                                                                     ------------      -----------    ------------      -----------
                                                                          (21,743)         (39,792)       (30,972)        (153,529)
                                                                     ------------      -----------    ------------      -----------
   Net cash flows provided by operating activities                         93,673          296,333         90,646          234,980
                                                                     ------------      -----------    ------------      -----------

     (Continued)
                           hanarotelecom incorporated

     FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004


                                                                               Translation into U.S. Dollars (Note 2)
                                                                  ---------------------------------------------------------------
                                                                                2005                             2004
                                                                  -----------------------------    ------------------------------
                                                                   Three months    Nine months      Three months     Nine months
                                                                  -------------   -------------    --------------  --------------
                                                                                           (In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES:

   Disposal of short-term investment securities                   $          --   $         452    $           --  $       92,275
   Collection of short-term financial instruments                         9,677         329,045            92,095         455,773
   Redemption of short-term loans                                           605           2,239             1,149           4,636
   Redemption of long-term loans                                            132             271               108           1,167
   Disposal of long-term investment securities                           57,599          57,599                --           8,634
   Proceeds from disposal of investment securities using the
    equity method                                                            --           4,797                --              --
   Refund of key-money deposits                                           2,946          17,626             6,850          13,261
   Proceeds from disposal of property and equipment                       1,094           3,050             3,633           6,827
   Acquisition of short-term financial instruments                       (9,485)       (168,662)          (93,714)       (525,933)
   Purchase of short-term investment securities                              --            (480)               --              --
   Acquisition of long-term investment securities                            --        (190,283)               --              --
   Extension of short-term loans                                           (433)           (636)              (72)           (333)
   Acquisition of long-term financial instruments                          (681)           (684)               --              (1)
   Acquisition of investment securities using the equity method              --        (238,977)           (3,530)         (3,530)
   Extension of long-term loans                                            (367)         (1,229)             (350)         (2,225)
   Payment of key-money deposits                                           (293)        (14,382)           (1,223)        (38,311)
   Acquisition of property and equipment                                (74,545)       (176,478)          (44,853)        (96,080)
   Acquisition of intangibles                                            (7,061)         (9,351)           (3,942)         (7,499)
                                                                  -------------   -------------   --------------- ---------------

   Net cash flows used in investing activities                          (20,812)       (386,083)          (43,849)        (91,339)
                                                                  -------------   -------------   --------------- ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:

   Proceeds from long-term debt                                              --         270,239            83,845         309,429
   Proceed from issuance of debentures                                       --         483,062                --              --
   Repayment of short-term borrowings                                        --              --                --        (156,370)
   Repayment of long-term debt and debentures                            (9,737)       (627,375)         (166,944)       (381,999)
   Repayment of Asset Backed Securities payable                              --              --                --         (31,188)
                                                                  -------------   -------------    --------------  --------------

Net cash flows provided by (used in) financing activities                (9,737)        125,926           (83,099)       (260,128)
                                                                  -------------   -------------   --------------- ---------------

NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS                                                           63,124          36,176           (36,302)       (116,487)
                                                                  -------------   -------------   --------------- ---------------

CASH AND CASH EQUIVALENTS, BEGINNING OF     PERIOD                      127,613         154,561           107,965         188,150
                                                                  -------------   -------------    --------------  --------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                          $     190,737   $     190,737    $       71,663  $       71,663
                                                                  =============   =============    ==============  ==============


         (Continued)
                           hanarotelecom incorporated

     FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

                SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION



                                                                          Translation into U.S. Dollars (Note 2)
                                                                  ------------------------------------------------------
                                                                                2005                           2004
                                                                  ------------------------------------------------------
                                                                  Three months  Nine months   Three months  Nine months
                                                                  ------------  ------------  ------------  ------------
                                                                                         (In thousands)
NON-CASH TRANSACTIONS:
  Transfer of long-term loans to current portion                  $      8,695  $      9,624  $      5,854  $      9,963
  Transfer of short-term loans to long-term loans                           --         2,812            --            --
  Transfer of trade receivables to long-term trade receivables              --         2,055            --            --
  Transfer of short-term financial instruments to long-term
    financial instruments                                                  590           590            --            --
  Transfer of advanced payments to long-term investment
   securities                                                               --        24,107            --            --
  Transfer of construction in progress to intangibles                    2,516         2,516            --            --
  Transfer of inventories to property and equipment                      4,004        14,956         6,790        18,696
  Transfer of debentures to current portion                                 --       182,272            --       130,468
  Transfer of long-term debt to current portion                          7,784        32,785        45,507        65,724
  Transfer of long-term obligation under capital leases to
    current portion                                                      5,633        23,661        12,533        39,399
  Transfer of other accounts payable to obligation under
    capital leases                                                          --         9,315            --            --
  Transfer of refundable income tax to accounts receivable-other            --         2,889            --            --
  Recognition of gain on valuation of long-term investment
    securities as capital adjustments                                    2,325         2,934            --            --
  Recognition of loss on valuation of long-term investment
    securities as capital adjustments                                       --            --            --           653
  Transfer of advances received from disposal of investment
    securities using the equity method                                      --         3,070            --            --
  Receivable from disposal of investment securities using the
    equity method                                                           --        22,832            --            --
  Receivable from disposal of long-term investment securities               --            --            --         1,066
  Transfer of long-term accounts receivable-other to current
    portion                                                              1,268         2,523            --            --
  Transfer of advanced payments to inventories                              --         1,144            --            --
  Acquisition of property and equipment under long-term
    lease obligation                                                        --            --        10,827        25,597
  Transfer of investment securities using the equity method
    to long-term investment securities                                      --            --            --        16,246
  Transfer of long-term investment securities to investment
    securities using the equity method                                      --            --            --         1,823
  Transfer of provision for severance indemnities  to
    construction in progress                                               156           620           127           425
  Transfer of depreciation to construction in progress                      --            --            --           148
  Transfer of prepaid expenses to long-term present value
    discount                                                                --         7,019         2,941        10,131


        See accompanying notes to non-consolidated financial statements.

                           hanarotelecom incorporated


                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

     FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004




1.   GENERAL:

hanarotelecom incorporated (the "Company") was incorporated on September 26, 1997 pursuant to the laws of the Republic of Korea ("Korea"). The Company was formed following its selection by the Ministry of Information and Communication ("MIC") on June 13, 1997 as the second carrier to provide local telephony services in Korea. On November 11, 1998, the Company was listed on the Korea Securities Dealers Automated Quotation System ("KOSDAQ"). The Company issued American Depository Receipts ("ADRs") on April 4, 2000, which are traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ").

The Company commenced providing local call and high-speed data access, internet and multimedia access, on April 1, 1999 and is providing services in 83 cities, including Seoul, Pusan, Ulsan and Incheon, and 52 counties as of September 30, 2005. On December 12, 2002, the Company received a license to provide domestic long-distance calls and international calls from the MIC, and commenced providing the service from July 1, 2004.

The Company's headquarters is located in Joong-Gu, Seoul. The Company has 26 domestic branches and also has invested in several companies such as Korea Thrunet Co., Ltd., Hanaro Realty Development & Management Co., Ltd., Hanaro Telephone & Internet Information Inc. and Hanaro Dream Inc., in order to facilitate and strengthen its services.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements.

The accompanying financial statements are stated in Korean Won, the currency of the country in which the Company is incorporated and operates. The translation of Korean Won into U.S. dollar amounts are included solely for the convenience of readers outside of the Republic of Korea and have been made at the rate of W1,042.40 to US$ 1.00, the noon buying rate in the City of New York for cable transfers in Korean Won as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2005. Such translations should not be construed as representations that the Korean Won amounts could be converted into
U. S. dollars at that or any other rate.

Significant accounting policies followed by the Company in preparing the accompanying non-consolidated financial statements are summarized as follows:

Revenue Recognition

Revenue related to installation of service and sale of customer premises equipment is recognized when equipment is delivered and installation is completed. Revenue from monthly recurring service is recognized in the month the service is provided.

Cash and Cash Equivalents

Cash and cash equivalents are bank deposits and short-term money market instruments that can be easily converted into cash and whose risk of value fluctuation arising from changes of interest rates is not material. Only investments with maturities of three months or less at the acquisition date are included in cash equivalents.

Short-term Financial Instruments

Short-term financial instruments primarily consist of time deposits with original maturities of less than one year and repurchase agreements that invest in short-term highly liquid debt securities. Short-term financial instruments are recorded at cost. Interest income on short-term financial instruments is accrued as earned.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

Changes in allowance for doubtful accounts of trade receivables and long-term trade receivables for the nine months ended September 30, 2005 are as follows (won in millions):

                                         Amount
                                     -------------
 Beginning of period                 W      60,866
 Provision                                  19,680
 Write-offs                                (15,105)
                                     -------------
 End of period                       W      65,441
                                     =============

Inventories

Inventories consist primarily of personal computers, modems and local area network equipment to be leased to customers. Inventories are stated at the lower of cost or net realizable value, cost being determined using the average cost method. If the net realizable value of inventories is lower than cost, inventories are adjusted to net realizable value and the difference between cost and revalued amount is charged to current operations.

Investment Securities Other than those Accounted for Using the Equity Method

(1)  Classification of Securities

At acquisition, the Company classifies securities into one of three categories: trading, held-to-maturity or available-for-sale. Trading securities are those that were acquired principally to generate profits from short-term fluctuations in prices. Held-to-maturity securities are those with fixed and determinable payments and fixed maturity that an enterprise has the positive intent and ability to hold to maturity. Available-for-sale securities are those not classified as either held-to-maturity or trading securities. Trading securities are classified as short-term investment securities, whereas available-for-sale securities and held-to-maturity securities are classified as long-term investment securities, except for those maturity dates or whose likelihood of being disposed of are within one year from the balance sheet date, which are classified as short-term investment securities.

(2)  Valuation of Securities

Securities are recognized initially at cost, which includes the market value of the consideration given and incidental expenses. If the market price of the consideration given is not available, the market prices of the securities purchased are used as the basis of measurement. If neither the market price of the consideration given nor those of the acquired securities are available, the acquisition cost is measured at the best estimates of its fair value.

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period. Trading securities are valued at fair value, with unrealized gains or losses included in current operations. Available-for-sale securities are also valued at fair value, with unrealized gains or losses included in capital adjustments, until the securities are sold or if the securities are determined to be impaired and the lump-sum cumulative amount of capital adjustments are reflected in current operations. However, available-for-sale securities that are not traded in an active market and whose fair values cannot be reliably estimated are accounted for at acquisition costs. For those securities that are traded in an active market (marketable securities), fair values refer to the quoted market prices, which are measured as the closing price at the balance sheet date. The fair values of non-marketable debt securities are measured at the discounted future cash flows by using the discount rate that appropriately reflects the credit rating of the issuing entity assessed by a publicly reliable independent credit rating agency. If application of such measurement method is not feasible, estimates of the fair values may be made using a reasonable valuation model or quoted market prices of similar debt securities issued by entities conducting similar business in similar industries. Securities are evaluated at each balance sheet date to determine whether there is any objective evidence of impairment loss. When any such evidence exists, unless there is a clear counter-evidence that recognition of impairment is unnecessary, the Company estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. The amount of impairment loss of held-to-maturity security or non-marketable equity security is measured as the difference between the recoverable amount and the carrying amount. The recoverable amount of held-to maturity security is the present value of expected future cash flows discounted at the securities' original effective interest rate. For available-for-sale debt or equity security stated at fair value, the amount of impairment loss to be recognized in the current period is determined by subtracting the amount of impairment loss of debt or equity security already recognized in prior period from the amount of amortized cost in excess of the recoverable amount for debt security or from the amount of acquisition cost in excess of fair value for equity security. For non-marketable equity securities accounted for at acquisition costs, the impairment loss is equal to the difference between the recoverable amount and the carrying amount.

If the realizable value subsequently recovers, in case of a security stated at fair value, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, while with securities stated at amortized cost or acquisition cost, the increase in value is recorded in current operations, so that its recovered value does not exceed what its amortized cost would be as of the recovery date if there had been no impairment loss.

(3)  Reclassification of Securities

When transfers of securities between categories are needed because of changes in an entity's intention and ability to hold those securities, such transfer is accounted for as follows: trading securities cannot be reclassified into available-for-sale and held-to-maturity securities, and vice versa, except when certain trading securities lose their marketability. Available-for-sale securities and held-to-maturity securities can be reclassified into each other after fair value recognition. When a held-to-maturity security is classified into available-for-sale security, the difference between fair value and book value is recorded as a capital adjustment. Whereas, in the case of an available-for-sale security is reclassified into held-to-maturity securities, the difference is recorded as a capital adjustment and amortized using the effective interest rate method for the remaining periods.

Investment Securities Using the Equity Method

Equity securities held for investments in companies in which the Company is able to exercise significant influence over the investees are accounted for using the equity method. The Company's share in net income or net loss of investees is reflected in current operations. Changes in the retained earnings, capital surplus or other capital accounts of investees are accounted for as an adjustment to retained earnings or to capital adjustments. However, if changes in retained earnings are caused from correction of a material misstatement, the Company charges the changes to current operations.

Valuation of Assets and Liabilities at Present Value

Long-term accounts receivable and long-term payables are valued at their present value as discounted at an appropriate discount rate. Discounts are amortized using the effective interest rate method and recognized as interest expense or interest income over the term of the related accounts.

Property and Equipment

Property and equipment are stated at cost. Expenditures that result in the enhancement of the value or extension of the useful life of the facilities involved are capitalized as additions to property and equipment. Interest costs and other similar financial costs incurred during the manufacturing, purchase, or construction of property and equipment are charged to current operations. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets as follows:

                                                                         Estimated useful lives
                                                                       --------------------------
                   Buildings, building facilities and structures                 40 years
                   Machinery                                                   6~15 years
                   Vehicles and other                                             4 years

Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75% of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90% of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long-term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Intangibles

Intangibles are stated at cost, net of amortization. Amortization is computed using the straight-line method, based on the estimated useful lives of the assets as described below.

                                                          Estimated useful lives
                                                        --------------------------
                Goodwill                                         5 years
                Property rights of industry                     5~10 years
                Cable line usage rights                        15~20 years
                Land rights                                      20 years
                Development costs                                 1 year
                Other intangibles                                5 years

Discounts on Debentures

Discounts on debentures are amortized over the redemption period of the debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

All employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. The severance indemnities that would be payable assuming all employees were to resign amount to W37,090 million as of September 30, 2005.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of W118 million as of September 30, 2005 are presented as deduction from accrued severance indemnities. Since April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the National Pension Fund under the revised National Pension Law of Korea.

Changes in accrued severance indemnities for the nine months ended September 30, 2005 are as follows (won in millions):

                                     Amount
                                ---------------
     Beginning of period        W        29,792
     Severance payments                  (3,395)
                                ---------------
                                         26,397
     Provision                           10,693
                                ---------------
     End of period              W        37,090
                                ===============


Accounting for Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary accounts with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date and the translation gains or losses are reflected in current operations. The balances have been translated using the rate announced by Korea Exchange Bank, which was W1,041.00 to US $1.00 at September 30, 2005.

Income Tax

The provision for income tax consists of the corporate income tax and resident surtax currently payable and the changes in deferred income taxes for the period. The Company recognizes deferred income taxes arising from temporary differences between amounts reported for financial accounting and income tax purposes. Deferred income taxes will be offset against those incurred in the future, if any. Deferred income taxes are recalculated based on the actual tax rate in effect at each balance sheet date (see Note 18). Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related assets or liabilities for financial reporting.

Stock Compensation Expense

The Company values stock options granted in 2004 and 2005 using the fair value method (binomial option pricing model). Also, the Company records the difference between the present value of the exercise price and the stock price at the grant date as compensation expense with a corresponding credit to the capital adjustment account (minimum value method) for the stock options granted in 2000. The computed deferred compensation expenses are allocated over the contracted vesting period. When the stock options are exercised with the issuance of new shares, the difference between the exercise price plus the stock option cost recorded in the capital adjustment account and the par value of the new shares issued is recorded as additional paid-in capital. However, for the stock options granted in 1999, compensation expense was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options (see Note 16).

Ordinary Income (Loss) per Share and Net Income (Loss) per Share

Net income (loss) per share is computed by dividing net income (loss), by the weighted average number of common shares outstanding during the period. The number of shares used in computing per share amounts for the three months and nine months ended September 30, 2005 and 2004 was 462,135 thousand shares.

Net income (loss) for common stock for the three months and nine months ended September 30, 2005 and 2004 are computed as follows (won in millions):

                                                  2005                                    2004
                                  -----------------------------------     -----------------------------------
                                    Three months        Nine months        Three months         Nine months
                                  ---------------     ---------------     ---------------     ---------------
Net income (loss)                 W       (16,549)    W       (44,564)    W           168     W         9,970
Dividend for preferred stock                   --                  --                  --                  --
                                  ---------------     ---------------     ---------------     ---------------
Net income (loss) for common
  stock                           W       (16,549)    W       (44,564)    W           168     W         9,970
Extraordinary item                          1,399               1,399                  --                  --
                                  ---------------     ---------------     ---------------     ---------------
Ordinary income (loss) for
  common stock                    W       (15,150)    W       (43,165)    W           168     W         9,970
                                  ===============     ===============     ===============     ===============

Ordinary income (loss) per share and net income (loss) per share were not diluted for the three months and nine months ended September 30, 2005 and 2004.

Ordinary income per share and net income per share for the three months ended March 31, 2005 is W11 and ordinary loss per share and net loss per share for the six months ended June 30, 2005 is W61, respectively. Also, ordinary income per share and net income per share for the year ended December 31, 2004 is W23, respectively.

Adoption of Newly Effective Statements of Korea Accounting Standards

The Company newly adopted the Statements of Korea Accounting Standards ("SKAS") No. 15-"Investment in Associates", No. 16-"Income Taxes" and No. 17-"Provisions, Contingent Liabilities, and Contingent Assets", effective from January 1, 2005, and certain amounts and accounts of prior year's financial statements are reclassified to conform to the current year's presentation. This reclassification does not affect the net income and net assets of the prior period.



3.  CASH AND CASH EQUIVALENTS:

Cash and cash equivalents as of September 30, 2005 are as follows (won in millions):

                                               Interest rate
                                                per annum (%)                Amount
                                               --------------            -------------
Cash on hand                                         --                  W           2
Current deposits                                     --                          3,454
Passbook accounts                                    0.1                         2,307
Specified fund trusts                             3.1 ~ 3.39                     7,678
Commercial paper                                     3.58                       10,000
Certificate of deposit                            3.4 ~ 3.46                    15,000
Money market deposit account                     3.45 ~ 3.5                     30,000
Money market funds                                3.2 ~ 3.4                     75,383
Repurchase agreements                              3.4~3.55                     55,000
                                                                         -------------
                                                                         W     198,824
                                                                         =============

4.  SHORT-TERM AND LONG-TERM FINANCIAL INSTRUMENTS:

Short-term financial instruments as of September 30, 2005 are as follows (won in millions):

                                               Interest rate
                                               per annum (%)              Amount
                                               -------------          -------------
Time deposits                                  3.3 ~ 3.95             W      14,530
Repurchase agreements                          3.4 ~ 4.15                     7,536
                                                                      -------------
                                                                      W      22,066
                                                                      =============

Long-term financial instruments as of September 30, 2005 are as follows (won in millions):

                                               Interest rate
                                               per annum (%)              Amount
                                               -------------           -------------
Deposits for checking accounts                      --                 W           8
Time deposits                                   3.7 ~ 4.3                        821
Repurchase agreements                              3.75                          504
                                                                       -------------
                                                                       W       1,333
                                                                       =============


5.   RESTRICTED DEPOSITS:

As of September 30, 2005, the following deposits are subject to withdrawal restriction as guarantee for the payment of borrowings, checking accounts and other reasons (won in millions):

                                                Amount
                                            --------------
Short-term financial instruments            W       21,467
Long-term financial instruments                      1,333
                                            --------------
                                            W       22,800
                                            ==============


6.   SHORT-TERM INVESTMENT SECURITIES:

Short-term investment securities as of September 30, 2005 are as follows (won in millions):

                                                           Amount
                                             --------------------------------
                                             Acquisition cost      Book value
                                             ----------------     -----------
Held-to-maturity securities:
  Collateralized Bond Obligation             W          1,120     W     1,120



7.   LONG-TERM INVESTMENT SECURITIES:

(1) Long-term investment securities as of September 30, 2005 consist of the following (won in millions):

                                                             Ownership
                                                           percentage (%)          Amount
                                                           --------------       -------------
Available-for-sale securities:
   Listed equity securities:
     LG Telecom, Ltd.                                           0.37            W       5,737
     Netsecure Technology Inc.                                  0.18                       18
     C.C.S., Inc.                                               7.22                    3,162
                                                                                -------------
                                                                                        8,917
                                                                                =============

                                                            Ownership
                                                           percentage (%)          Amount
                                                           --------------      --------------
   Non-listed equity securities:
     Dreamline Corp.                                           11.57                   16,935
     Korea Information Assurance Inc.                           0.47                      100
     Korea Digital Cable Media Center                           4.32                      500
     CCR Inc.                                                   2.08                      185
     Dauinternet Inc.                                           0.71                       19
     Others                                                                             1,164
                                                                               --------------
                                                                                       18,903
                                                                               --------------
   Investments in funds:
     Engineering Benevolent Association                         0.03                       14
     KDBC Hanaro Interventure Fund                             31.00                    2,598
                                                                               --------------
                                                                                        2,612
                                                                               --------------
                                                                                       30,432
                                                                               --------------
Held-to-maturity securities:
   Debt securities:
     G.P.S. Korea Inc.                                                                      2
     Korea Thrunet Co., Ltd.                                                          131,002
                                                                               --------------
                                                                                      131,004
                                                                               --------------
                                                                               W      161,436
                                                                               ==============

(2) Listed equity securities as of September 30, 2005 are as follows (won in millions):

                                                                  Amount
                                                 -------------------------------------
                                                  Acquisition cost        Fair value
                                                 -----------------   -----------------
             LG Telecom, Ltd.                    W           5,396   W           5,737
             Netsecure Technology Inc.                       1,399                  18
             C.C.S., Inc.                                    4,740               3,162
                                                 -----------------   -----------------
                                                 W          11,535   W           8,917
                                                 =================   =================

Above listed equity securities are recorded at market price and the difference between acquisition cost and fair value is accounted for as capital adjustments. However, when the listed equity securities' market price declined and is not expected to recover, the Company records the difference between market price and acquisition cost as impairment loss on long-term investment securities. The Company recorded W4,390 million of impairment loss on long-term investment securities for the nine months ended September 30, 2005.

(3) Non-listed equity securities as of September 30, 2005 are as follows (won in millions):

                                                                    Amount
                                         -------------------------------------------------------
                                         Acquisition cost      Net asset value        Book value
                                         ----------------      ---------------        ----------
 Dreamline Corp.                         W         39,530      W        17,555        W   16,935
 Korea Information Assurance Inc.                     100                   63               100
 Korea Digital Cable Media Center                     500                  384               500
 CCR Inc.                                           1,780                  185               185
 Dauinternet Inc.                                   1,100                   19                19
 Others                                             6,306                1,355             1,164
                                         ----------------         ------------       -----------
                                         W         49,316         W     19,561       W    18,903
                                         ================         ============       ===========

Non-listed equity securities of which net asset value declined and is not expected to recover were adjusted to net asset value or fair value, with the valuation loss on long-term investment securities charged to current operations. The Company recorded W359 million of impairment loss on long-term investment securities for the nine months ended September 30, 2005.

(4)  Debt securities as of September 30, 2005 are as follows (won in millions):

                                                                            Amount
                                                             ------------------------------------
                                                             Acquisition cost        Book value
                                                             ---------------        -------------
Subordinate debt investments:
     G.P.S. Korea Inc.                                       W             2        W           2
     Korea Thrunet Co., Ltd.                                         163,290              131,002
                                                             ---------------        -------------
                                                             W       163,292        W     131,004
                                                             ===============        =============

After initial recognition, held-to-maturity securities are valued at amortized cost. The difference between their acquisition costs and face values is amortized over the remaining term of the securities by applying the effective interest method and added to or subtracted from the acquisition costs and interest income of the remaining period.
Accordingly, the Company recorded W16,639 million of interest income for the nine months ended September 30, 2005.

However, when the debt securities' recoverable amount declined and is not expected to recover, the Company records the difference between recoverable amount and book value as impairment loss on long-term investment securities. The Company recorded W46,526 million of impairment loss on long-term investment securities for the nine months ended September 30, 2005.



8.   INVESTMENT SECURITIES USING THE EQUITY METHOD:


(1) Investment securities using the equity method as of September 30, 2005 are as follows (won in millions):

                                            Ownership        Acquisition      Net asset        Book
                                         percentage (%)         cost           value          value
                                         --------------    -------------     -----------    ----------
Hanaro Realty Development &
 Management Co., Ltd.                         99.99         W       2,500    W     3,937    W    3,937
Hanaro Telecom & Internet
 Information Inc.                             99.99                 1,900            244           244
Hanaro Dream Inc.                             57.02                 3,680          3,408         4,062
Korea Thrunet Co., Ltd.                       96.22               249,110        130,558       280,099
                                                            -------------    -----------    ----------
                                                            W     257,190    W   138,147    W  288,342
                                                            =============    ===========    ==========


(2) The changes in investment securities using the equity method for the three months and nine months ended September 30, 2005 is as follows (won in millions):

                                            Beginning        Gain            Other            End
         Three months                      of period        (Loss)         changes (*)     of period
--------------------------------          ------------    ----------       -----------     -----------
Hanaro Realty Development &
 Management Co., Ltd.                     W     3,552     W       385      W        --     W     3,937
                                          -----------     -----------      -----------     -----------
                                                3,552             385               --           3,937
                                          -----------     -----------      -----------     -----------
Hanaro Telecom & Internet
 Information Inc.                                 639            (395)              --             244
Hanaro Dream Inc.                               4,091             (29)              --           4,062
Korea Thrunet Co., Ltd.                       295,164         (15,462)             397         280,099
                                          -----------     -----------      -----------     -----------
                                              299,894         (15,886)             397         284,405
                                          -----------     -----------      -----------     -----------
                                          W   303,446     W   (15,501)     W       397     W   288,342
                                          ===========     ============     ===========     ===========

                                         Beginning        Gain             Other            End
             Nine months                 of period       (Loss)         changes (*)      of period
--------------------------------        -----------    ----------       -----------     ----------
Hanaro Realty Development &
 Management Co., Ltd.                   W     3,108    W      829       W        --     W    3,937
Korea Thrunet Co., Ltd.                          --        30,592           249,507        280,099
                                        -----------    ----------       -----------     ----------
                                              3,108        31,421           249,507        284,036
                                        -----------    ----------       -----------     ----------
Hanaro Telecom & Internet
 Information Inc.                               621          (377)               --            244
Hanaro Dream Inc.                             4,131           (69)               --          4,062
Hanaro Web N TV                               3,580            --            (3,580)            --
Media Holdings Inc.                           3,092            --            (3,092)            --
                                        -----------    ----------       -----------     ----------
                                             11,424          (446)           (6,672)         4,306
                                        -----------    ----------       -----------     ----------
                                        W    14,532    W   30,975       W   242,835     W  288,342
                                        ===========    ==========       ===========     ==========

(*) Other changes are composed of acquisition (disposal) amounts of investment securities, dividends and the changes in investment securities in capital adjustments.

The Company disposed the stocks of Hanaro Web N TV and Media Holdings Inc.
and recorded W25,391 million of gain on disposal of investments using the equity method for the nine months ended September 30, 2005. Also, the Company purchased Korea Thrunet Co., Ltd.'s stock of W249,110 million during the nine months ended September 30, 2005.

(3) Changes in the difference between acquisition cost and net asset value at the acquisition date for the three months and nine months ended September 30, 2005 are as follows (won in millions):

                                                                        Amortization
                                                                 ----------------------------
                                  Beginning                                                         End
                                  of period      Increase        Three months     Nine months    of period
                                ------------   ------------      ------------     -----------    ---------
Hanaro Dream Inc.               W       785    W        --       W         44     W       131    W     654
Korea Thrunet Co., Ltd.                  --         122,444             5,191           5,191      117,253
                                ------------   ------------      ------------     -----------    ---------
                                W       785    W    122,444      W      5,235     W     5,322    W 117,907
                                ===========    ============      ============     ===========    =========

The Company recognized the acquisition date of Korea Thrunet Co., Ltd. as June 30, 2005 close to the actual acquisition date.

(4) Unrealized losses arising from the transactions between the Company and affiliates for the three months and nine months ended September 30, 2005 are as follows (won in millions):

                                                       Realized losses
                                               ----------------------------
                                 Unrealized                                        End
                                  losses       Three months     Nine months     of period         Remark
                                -----------    ------------     -----------    -----------    ---------------
Korea Thrunet Co., Ltd.         W    46,054    W    (13,766)    W   (13,766)   W    32,288    Debt securities

The Company recorded impairment loss on debt securities used to acquire the equity securities of Korea Thrunet Co., Ltd for the nine months ended September 30, 2005. Also, the difference between the book value and face value is amortized over the remaining term of the securities by applying the effective interest method. Accordingly, the Company reflected unrealized gains (losses) under the equity method.

(5) The key financials of investees accounted for using the equity method as of and for the nine months ended September 30, 2005 are as follows (won in millions):

                                   Total        Total           Total        Operating       Net income
                                  assets      liabilities      equity         revenue          (loss)
                                ----------    -----------     ----------     ----------      ----------
Hanaro Realty Development &
 Management Co., Ltd.           W    9,039    W     5,102     W    3,937     W   18,961      W      897
Hanaro Telecom & Internet
 Information Inc.                    5,739          5,495            244         26,651            (341)
Hanaro Dream Inc.                   13,598          7,621          5,977         30,364             106
Korea Thrunet Co., Ltd.            343,374        207,692        135,682        227,315         (30,428)
                                ----------    -----------     ----------     ----------      ----------
                                W  371,750    W   225,910     W  145,840     W  303,291      W  (29,766)
                                ==========    ===========     ==========     ==========      ==========

In case of Hanaro Realty Development & Management Co., Ltd., Hanaro Telecom & Internet Information Inc. and Hanaro Dream Inc., the Company used draft financial statements (non-audited) as of September 30, 2005 in applying equity method valuation. No accounting adjustment was provided upon review on whether these financial statements were properly prepared in accordance with the Korean GAAP.


9.    LOANS TO EMPLOYEES:


Short-term and long-term loans to employees as of September 30, 2005 are as follows (won in millions):

                                                                        Amount
                                             Interest per    ---------------------------
                                               annum (%)      Short-term      Long-term
                                            -------------    -----------     -----------
Loans to employees for share ownership            --         W    10,528     W     2,364
Loans to employees for housing                   2.0               1,614           8,416
Other                                             --                 171              69
   Less: discount on present value                                  (654)         (1,672)
                                                             -----------     -----------
                                                             W    11,659     W     9,177
                                                             ===========     ===========



10.  PROPERTY AND EQUIPMENT:


Changes in property and equipment for the nine months ended September 30, 2005 are as follows (won in millions):

                                                                           Amount
                                         --------------------------------------------------------------------------
                                          Beginning of
                                             period             Increase            Decrease         End of period
                                         --------------      --------------      --------------      --------------
Land                                     W      162,778      W        1,235      W           --      W      164,013
Buildings                                       308,250               2,692                  --             310,942
Structures                                          192                  --                  --                 192
Machinery                                     3,494,210             176,230              75,560           3,594,880
Vehicles                                            306                  --                  46                 260
Other                                            43,371               2,537               3,805              42,103
Construction in progress                         22,701              54,641              39,503              37,839
Machinery in transit                                261                  88                 349                  --
                                         --------------      --------------    ----------------      --------------
                                              4,032,069             237,423             119,263           4,150,229
                                         --------------      --------------    ----------------      --------------

Less: Accumulated depreciation
    Buildings                                    30,917               6,471                  --              37,388
    Structures                                       21                   3                  --                  24
    Machinery                                 1,606,000             322,496              49,010           1,879,486
    Vehicles                                        306                  --                  46                 260
    Other                                        32,139               3,125               3,755              31,509
                                         --------------      --------------      --------------      --------------
                                              1,669,383             332,095              52,811           1,948,667
                                         --------------      --------------      --------------      --------------
                                         W    2,362,686                                              W    2,201,562
                                         ==============                                              ==============


Depreciable assets are insured for fire and other casualty losses up to W1,820,326 million as of September 30, 2005.

The market value of the Company's land based on the official price of land (published by the Ministry of Construction and Traffic) is W215,515 million as of September 30, 2005.

11.  INTANGIBLES:


(1)  Intangibles as of September 30, 2005 are as follows (won in millions):

                                                     Acquisition cost       Amortization          Impairment        Book value
                                                     ---------------        ------------          ----------        -----------
               Goodwill                              W        12,585        W      3,659          W       --        W     8,926
               Property rights of industry                        39                  38                  --                  1
               Land rights                                        78                  19                  --                 59
               Cable line usage rights                        58,611              10,461                  --             48,150
               Development costs                              38,932              37,441                  --              1,491
               Other intangibles                               2,582                  43                  --              2,539
                                                     ---------------        ------------          ----------        -----------
                                                     W       112,827        W     51,661          W       --        W    61,166
                                                     ===============        ============          ==========        ===========

(2) Changes in intangibles for the nine months ended September 30, 2005 are as follows (won in millions):

                                                 Beginning of period        Acquisition         Amortization      End of period
                                                 -------------------        ------------        ------------      -------------
               Goodwill                          W             4,989        W      4,988        W      1,051      W       8,926
               Property rights of industry                         1                  --                  --                  1
               Land rights                                        62                  --                   3                 59
               Cable line usage rights                        47,748               2,644               2,242             48,150
               Development costs                               1,466               2,156               2,131              1,491
               Other intangibles                                  --               2,582                  43              2,539
                                                 -------------------        ------------        ------------      -------------
                                                 W            54,266        W     12,370        W      5,470      W      61,166
                                                 ===================        ============        ============      =============

(3) W3,803 million of ordinary research and development costs were charged to expense as incurred for the nine months ended September 30, 2005.



12.  LEASES:


(1) The Company has operating lease agreements for the rights to use automobiles. The payment schedule for the operating leases is as follows (won in millions):

                      Year               Amount
               ----------------      -------------
                     2006.9          W         688
                     2007.9                    184
                     2008.9                     26
                                     -------------
                                     W         898
                                     =============


(2) The Company also has capital lease agreements with Korea HP Financial Service Co., LG Card Services Corp. and Cisco Systems Capital Korea Ltd. for certain machinery and equipment. As of September 30, 2005, the acquisition cost of machinery and equipment under capital leases was W111,781 million and depreciation expense related to these capital leases for the nine months ended September 30, 2005 amounts to W10,479 million.

     The Company early repaid a portion of capital leases and recorded W58 million of loss on early redemption of obligations under capital leases for the nine months ended September 30, 2005.

     The future annual payments under these capital lease agreements as of September 30, 2005 are as follows (won in millions):

                                                Amount
                          -----------------------------------------------
           Year               Principal         Interest          Total
     ----------------     --------------       ----------     -----------
         2006.9           W       30,728       W    1,895     W    32,623
         2007.9                   15,312              519          15,831
         2008.9                    2,274               26           2,300
                          --------------       ----------     -----------
                                  48,314       W    2,440     W    50,754
                                               ==========     ===========
Less: Current portion            (30,728)
                          --------------
                          W       17,586
                          ==============



13.  LONG-TERM DEBT AND DEBENTURES:


(1) Long-term debt in local currency as of September 30, 2005 is as follows (won in millions):

                                                  Interest rate per annum (%)       Amount
                                                 ---------------------------    -------------
     Syndicated loan                                        6.36                W      79,847
                                                                                -------------
                                                                                       79,847
     Less:   Current portion                                                               --
             Discount on present value                                                 (3,640)
                                                                                -------------
                                                                                W      76,207
                                                                                =============

(2) Long-term debt in foreign currency as of September 30, 2005 is as follows (won in millions, dollar in thousands):

                                       Interest rate
                                        per annum (%)      U.S. Dollars       Won equivalent
                                        -------------    --------------       --------------
Syndicated loan                            5.64          $      201,810       W      210,084
Less:  Current portion                                          (22,704)             (23,634)
       Discount on present value                                 (4,546)              (4,733)
                                                         --------------       --------------
                                                         $      174,560       W      181,717
                                                         ==============       ==============

     The Company early repaid a portion of long-term debt and recorded W2,235 million of loss on early redemption of long-term debt for the nine months ended September 30, 2005.

(3) Debentures as of September 30, 2005 are as follows (won in millions, dollar in thousands):

               Interest rate per annum (%)         Due             U.S. Dollars          Won equivalent
               ---------------------------    ----------         ---------------         --------------
        21st               6.00               2002~2005          $            --         W      170,000
        23rd               6.00               2003~2006                       --                190,000
      Foreign
      currency             7.00               2005~2012                  500,000                520,500
                                                                 ---------------         --------------
                                                                         500,000                880,500
      Less: Current portion                                                   --               (360,000)
            Discount on present value                                     (9,098)                (9,599)
                                                                 ---------------         --------------
                                                                 $       490,902         W      510,901
                                                                 ===============         ==============

     According to the covenants, debentures of 21st and 23rd require the Company to keep the debt ratio lower than 250 percent ~ 300 percent and the Company should not dispose of its property and equipment of more than the amount of W750 billion ~ W1,000 billion in each fiscal year. The Company complies with the covenants' requirements as of September 30, 2005.

     As of September 30, 2005, for the warrants on the bonds with stock warrants ("13th debenture"), US$ 62,000 thousand (15,322,680 shares) has been exercised and US$ 38,000 thousand (9,391,320 shares) remains unexercised and exercisable until February 6, 2006.

     The warrants on the bonds with stock warrants ("18th debenture") is US$ 15,000 thousand (3,963,600 shares) and may be exercised until January 26, 2007. The exercise price is W5,000 at an exchange rate of W1,321.20 to US$1.00.

     The Company early repaid a portion of debentures and recorded W165 million of loss on early redemption of debentures for the nine months ended September 30, 2005.

(4) The schedule of principal payments of debentures and long-term debt (excluding capital lease obligations explained in Note 12) as of September 30, 2005 is as follows (won in millions and dollar in thousands):


                                   Debentures in                             Long-term debt in
                                 foreign currency                            foreign currency
              Debentures    --------------------------    Long-term     ----------------------------
               in local                         Won     debt in local                      Won
   Year        currency     U.S. Dollar     equivalent    currency      U.S. Dollar     equivalent         Total
   ----       -----------   -----------     ----------  -------------   ------------   -------------   -------------
   2006.9     W   360,000   $        --     W       --  W          --   $     22,704   W      23,634   W     383,634
   2007.9              --            --             --         14,373         68,111          70,903          85,276
   2008.9              --            --             --         21,558         88,292          91,912         113,470
   2009.9              --            --             --         24,753         22,703          23,634          48,387
   2010.9              --            --             --         19,163             --              --          19,163
   2012.9              --       500,000        520,500             --             --              --         520,500
              -----------   -----------     ----------  -------------   ------------   -------------   -------------
              W   360,000   $   500,000     W  520,500  W      79,847   $    201,810   W     210,083   W   1,170,430
              ===========   ===========     ==========  =============   ============   =============   =============

(5) On April 21, 2005, the Company entered into a syndicated loan agreement with Development Bank of Singapore, JP Morgan Chase, Deutsche Bank, Korea Development Bank and other financial institutions. The loan agreement approximates W720 billion (won currency loan of W310,048 million and US$ currency loan of US$ 409,952 thousand), which includes a term loan of W660 billion with a maturity of five years and a revolving loan of W60 billion. The outstanding balance of this syndicated loan as of September 30, 2005 is W289,931 million (long-term debt in local currency of W79,847 million and long-term debt in foreign currency of W210,084 million).

     In relation to the above syndicated loan, the Company's buildings are pledged as collateral up to W542,799 million; machinery of which book value is W1,702,960 million as of September 30, 2004 are provided as assignable mortgage and some intellectual property rights are pledged as collateral.


14.  DERIVATIVES:

(1)  Swap Contracts

With reference to the Company's issuance of the syndication loan in foreign currency, the Company entered into swap contracts (fixed interest rate) with Korea Development Bank (KDB) to hedge the risk of floating interest rates. In relation to the valuation of these swap contracts, the Company recorded W5,593 million of valuation loss as capital adjustments and liabilities as of September 30, 2005. The outstanding swap contracts as of September 30, 2005 are as follows (won in millions and dollar in thousands):

 Financial                                            Fixed rate                       Valuation loss
institution    Contract period     Floating rate (%)     (%)        Contract amount   on interest swap
------------   ---------------     -----------------  ----------    ---------------   ----------------
KDB            2003.12~2008.11        LIBOR+3.25         7.72       $        63,065             (1,889)
KDB             2004.2~2008.11        LIBOR+3.25         7.60       $       138,744             (3,704)
                                                                                      ----------------
                                                                                      W         (5,593)
                                                                                      ================

(2)  Forward Exchange Contracts

The Company entered into foreign currency forward contracts, relating to debentures and syndicated loan in foreign currency, with Development Bank of Singapore (DBS) and Korea Development Bank (KDB) to hedge the exposure to changes in the foreign currency exchange rate. The Company recorded W5,863 million of gain on valuation of forward exchange contracts for the nine months ended September 30, 2005. Also, the Company recorded W4,685 and W26,401 million of forward exchange contracts (current assets and current liabilities) as of September 30, 2005, respectively. The outstanding forward exchange contracts as of September 30, 2005 are as follows (dollar in thousands):


  Contract period      Fixed exchange rate    Contract amount
--------------------   -------------------    ---------------
  2003.12~2008.11           1,190.00         $         63,065
  2004.2~2008.11            1,166.20                  138,744
  2005.2~2012.2         1,026.5~1,035.0               500,000
                                              ---------------
                                              $       701,809
                                              ===============



15.  SHAREHOLDERS' EQUITY:

(1)  Capital Stock

The Company has authorized 700,000,000 shares of W5,000 par value, of which 462,135,180 shares have been issued as of September 30, 2005.

(2) The changes in shareholders' equity for the nine months ended September 30, 2005 are as follows (won in millions):

                                                                                   Amount
                                                   -------------------------------------------------------------------------
                                                                Paid-in capital
                                     Number of       Common         in excess                     Capital
                                      shares          stock       of par value    Deficit        adjustments       Total
                                   ------------    -----------  ---------------  -----------     -----------     -----------
Beginning of period                 462,135,180    W 2,310,676  W     344,642    W  (864,080)    W   (15,842)    W 1,775,396
Net loss                                     --             --             --        (44,564)             --         (44,564)
Stock options                                --             --             --             --           3,196           3,196
Gain on valuation of
  available-for-sale securities              --             --             --             --           7,448           7,448
Gain on valuation of
  investment securities using
  the equity method                          --             --             --             --             334             334
Gain on valuation of interest
  swap                                       --             --             --             --          12,030          12,030
                                   ------------    -----------   ------------    -----------     -----------     -----------
End of period                       462,135,180    W 2,310,676   W    344,642    W  (908,644)    W     7,166     W 1,753,840
                                   ============    ===========   ============    ===========     ===========     ===========



16.  STOCK OPTION PLAN:


The Company entered into stock option agreements with the Chief Executive Officer, senior managers and employees of the Company. The details of the stock options granted as of September 30, 2005 are as follows:

                                         Number of      Exercise
   Grant date         Employee            shares       price/share        Methods              Exercise period
  ------------   -----------------      -----------    -----------    ------------------    ---------------------
    1999.3.1     Ex-CEO                      50,000    W     5,630    New stock issue         2002.3.1~2007.2.28
    1999.10.1    Senior managers            120,000         19,910    New stock issue        2002.10.1~2007.9.30
    2000.3.17    Senior managers          1,413,591         17,750    New stock issue        2003.3.18~2008.3.17
                  & employees
    2004.12.16   Senior managers         19,772,890          5,000    New stock issue or    2006.12.17~2011.12.16
                  & employees                                          cash payment
    2005.3.25    Senior managers            610,000          5,000    New stock issue or     2007.3.26~2012.3.25
                                                                        cash payment

The Company values stock options granted in 2004 and 2005 using the fair value method (binomial option-pricing model) and in relation to the stock options granted in 2000, the Company values stock options granted based on the minimum value method (see Note 2). Total compensation expense of W16,872 million is allocated over the vesting period, and the compensation expense charged to operations for the three months and nine months ended September 30, 2005 are W1,042 million and W3,196 million, respectively, and W10,423 million was recorded as capital adjustments as of September 30, 2005. Also, in relation to the stock options granted in 1999, the Company did not recognize compensation expense, which was calculated as the difference between the stock price at year-end and the exercise price multiplied by the number of stock options, due to downward movement of the stock price.

The schedule of compensation expense for the stock options as of September 30, 2005 is as follows (won in millions):

         Year                 Amount
   -----------------       -----------
     Carried forward       W      7,227
     2005.1 ~ 2005.9              3,196
    2005.10 ~ 2006.9              4,011
    2006.10 ~ 2007.9              2,118
    2007.10 ~ 2008.9                307
    2008.10 ~ 2009.9                 13
                           ------------
                           W     16,872
                           ============

The principal assumptions in relation to estimation of the stock compensation expense are as follows:

                                             Granted in 2000  Granted in 2004   Granted in 2005
                                             ---------------  ---------------   ----------------
    Risk-free interest rate (%)                         9.0      3.35 ~ 3.43      4.11 ~ 4.38
    Expected lives (years)                            3 ~ 7            2 ~ 3            2 ~ 4
    Expected forfeitures per year (%)                   3.0             2.09             2.09
    Volatility (%)                                       --      53.8 ~ 85.7      34.3 ~ 50.4
    Weighted-average exercise price (won)          W 17,750     W      5,000     W      5,000
    Weighted-average fair value (won)                    --     W        457     W        385

Had the compensation cost for the Company's stock option plans, which were granted in 2000, been determined based on the fair value method at the grant dates for awards, the Company's ordinary income (loss), net income (loss), ordinary income (loss) per share and net income (loss) per share would have been reduced (increased) as follows (won in millions, except per share amount):

                                                       2005                             2004
                                         ------------------------------   ---------------------------------
                                          Three months      Nine months     Three months      Nine months
                                         --------------     -----------   ---------------    --------------
         Ordinary income (loss)          W      (15,299)    W   (43,717)  W           (86)   W        9,071
         Net income (loss)               W      (16,698)    W   (45,116)  W           (86)   W        9,071

         Ordinary income (loss)
            per share                    W          (33)    W       (95)  W            --    W           20
         Net income (loss) per share     W          (36)    W       (98)  W            --    W           20

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000: dividend yield of nil, expected volatility of 93.8 percent, risk-free interest rate of 9.0 percent, expected exercise lives of 3 to 7 years and expected forfeitures per year of 3%. Total compensation cost based on the fair value method was calculated as W18,389 million.

17.  OPERATING EXPENSES:


Operating expenses for the three months and nine months ended September 30, 2005 and 2004 are as follows (won in millions):

                                                                          2005                              2004
                                                            ------------------------------    ------------------------------
                                                            Three months      Nine months     Three months      Nine months
                                                            -------------    -------------    -------------    -------------
          Salaries and wages                                W      22,239    W      68,752    W      17,603    W      51,161
          Provision for severance indemnities                       2,514            9,641            2,383            7,640
          Employee benefits                                         5,051           15,248            5,316           14,674
          Rent                                                      2,061            5,417            1,350            4,272
          Depreciation and amortization                           113,943          337,474          106,850          329,193
          Advertising                                               5,762           29,055           17,880           35,085
          Ordinary research and development cost                    1,266            3,803              926            2,766
          Bad debt                                                  5,005           19,680            7,115           23,328
          Telecommunication equipment lease expenses               35,041           98,482           33,740          106,980
          Utilities                                                 7,333           19,098            6,219           16,215
          Maintenance                                              17,691           52,307           17,018           47,840
          Selling expenses                                             94              340               54              429
          Sales commissions                                        49,893          156,758           47,114          135,531
          Interconnection charges                                  40,275          119,402           34,068           99,574
          Commissions                                              27,524           81,968           26,088           78,650
          Outsourcing services                                      1,697            5,406            2,011            4,225
          Other                                                     9,292           23,755            7,705           22,434
                                                            -------------    -------------    -------------    -------------
                                                            W     346,681    W   1,046,586    W     333,440    W     979,997
                                                            =============    =============    =============    =============


18.   INCOME TAX AND DEFERRED INCOME TAXES:


Income Tax

The statutory corporate income tax rate (including resident surtax) applicable to the Company is approximately 27.5 percent in 2005 and 2004. For the nine months ended September 30, 2005 and 2004, the Company did not recognize income tax expense due to accumulated operating losses.

Deferred Income Taxes

Deferred income taxes reflect the tax effects on prior years' tax losses, tax credits and temporary differences between the carrying amount of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes. Accumulated temporary differences as of September 30, 2005 and December 31, 2004 are as follows (won in millions):

                                                                    2005               2004
                                                               -------------      -------------
  Temporary difference for deduction in taxable income         W     206,971      W     192,175
  Temporary difference for addition in taxable income                 51,694             15,268
                                                               -------------      -------------
                                                                     155,277            176,907
  Statutory tax rate (%)                                                27.5               27.5
                                                               -------------      -------------
  Deferred income tax assets                                   W      42,701      W      48,649
                                                               =============      =============

  Current portion                                                     14,982             24,224
  Non-current portion                                                 27,719             24,425
                                                               -------------      -------------
                                                               W      42,701      W      48,649
                                                               =============      =============

As of September 30, 2005 and December 31, 2004, the Company did not recognize deferred income tax assets for temporary differences and tax loss carryforward due to uncertainty of future realization of the deferred tax benefits.

19.  RELATED PARTY TRANSACTIONS:


(1) Significant transactions with subsidiaries for the three months and nine months ended September 30, 2005 and 2004 are as follows (won in millions):

         2005                                       Three months                 Nine months
         ----                               ----------------------------  ----------------------------
                                                             Operating                     Operating
                                               Revenue       expenses        Revenue       expenses
                                            -------------  -------------  -------------  -------------
         Hanaro Realty Development &
          Management Co., Ltd.              W          14  W       6,749  W          48  W      17,230
         Hanaro Telephone & Internet
          Information Inc.                              5          8,644             11         26,639
         Hanaro Dream Inc.                          1,343          5,437          4,195         22,098
         Korea Thrunet Co., Ltd.                    2,543          1,540          2,543          1,539
                                            -------------  -------------  -------------  -------------
                                            W       3,905  W      22,370  W       6,797  W      67,506
                                            =============  =============  =============  =============

         2004                                       Three months                   Nine months
         ----                               ----------------------------  ----------------------------
                                                             Operating                     Operating
                                               Revenue       expenses        Revenue       expenses
                                            -------------  -------------  -------------  -------------
         Hanaro Realty Development &
          Management Co., Ltd.              W          15  W       4,984  W          41  W      13,767
         Hanaro Telephone & Internet
          Information Inc.                              3          8,913              9         24,909
         Hanaro Dream Inc.                          2,103          7,794          5,275         19,999
         Hanaro Web NTV                                10            927             29          2,629
         Hanaro Telecom America Inc.                   --             --             --            512
                                            -------------  -------------  -------------  -------------
                                            W       2,131  W      22,618  W       5,354  W      61,816
                                            =============  =============  =============  =============

(2) Account balances with subsidiaries as of September 30, 2005 are as follows (won in millions):


                                               Key-money deposits &            Accounts payable &
                                            Accounts receivable-other           Accrued expenses
                                            -------------------------          ------------------
         Hanaro Realty Development &
           Management Co., Ltd.             W                     547          W            1,779
         Hanaro Telephone & Internet
           Information Inc.                                        --                       3,118
         Hanaro Dream Inc.
                                                                  428                       2,239
         Korea Thrunet Co., Ltd.                                1,992                         721
                                            -------------------------          ------------------
                                            W                   2,967          W            7,857
                                            =========================          ==================


20.  COMMITMENTS AND CONTINGENCIES:

(1) The Company has been provided US$ 100 thousand, as a maximum, of payment guarantees by the Korea Exchange Bank in connection with the international telephone service arrangement contract with SingTel.

(2) The Company has provided one blank promissory note as collateral to LG Card Services Corp. in connection with its lease agreements.

(3) The Company has entered into the network supply agreements for the right to use various underground facilities to house its fiber-optic cable network, leased lines, telecommunication equipments with Seoul Metropolitan Subway Corporation, Seoul Metropolitan Rapid Transit Corp., Powercomm Corp., Dacom Corp., KEPCO, Dreamline Corp. and others, and the related rental expenditure is recorded as telecommunication equipment lease expenses.

21.  SEGMENT INFORMATION:


The Company's reportable segments are strategic business units that offer different products and services. The segments are managed separately based on the difference in products and services, technology and marketing strategies. The Company has three reportable operating segments; voice services, lease line and broadband services. Voice services include all services provided to fixed line customers, including local services. Lease line services consist of the leasing of dedicated fiber optic lines over which customers transmit voice and data. Broadband services include high-speed data transmission services over Asymmetrical Digital Subscriber Line (ADSL), hybrid fiber coaxial (HFC) cable lines and internet access services. The operations of all other operating segments, which fall below the reporting thresholds, are included in the other segment below and include entities providing real estate management services and customer services. The accounting policies of the segments are the same as those described in Note 2.

Segment information as of and for the three months and nine months ended September 30, 2005 is as follows (won in millions):

                                                                        Broadband
             Three months                  Voice       Leased Line       Service          Others         Total
   --------------------------------    ------------    ------------    ------------    ------------   -----------
   Operating revenue                   W     93,752    W     11,762    W    234,074    W     22,119   W   361,707
   Operating income (loss)                  (23,907)         (3,719)         44,697          (2,045)       15,026
   Tangible and intangible assets           584,897          65,809       1,458,364         153,658     2,262,728
   Depreciation and amortization             28,252           4,311          70,903          10,477       113,943

              Nine months
   --------------------------------
   Operating revenue                   W    276,134    W     33,490    W    701,865    W     62,003   W 1,073,492
   Operating income (loss)                  (58,673)         (4,376)         99,845          (9,890)       26,906
   Tangible and intangible assets           584,897          65,809       1,458,364         153,658     2,262,728
   Depreciation and amortization             70,336          10,883         223,737          32,518       337,474

Segment information as of and for the three months and nine months ended September 30, 2004 is as follows (won in millions):

                                                                        Broadband
             Three months                  Voice       Leased Line       Service          Others         Total
   --------------------------------    ------------    ------------    ------------    ------------   ------------
   Operating revenue                   W     74,442    W      9,999    W    246,783    W     27,212   W    358,436
   Operating income (loss)                  (10,503)            442          38,129          (3,072)        24,996
   Tangible and intangible assets           447,755          66,302       1,611,272         267,786      2,393,115
   Depreciation and amortization             12,484           2,190          79,400          12,776        106,850

              Nine months
   --------------------------------
   Operating revenue                   W    209,910    W     29,595    W    741,491    W     89,867   W  1,070,863
   Operating income (loss)                  (19,693)          2,870         118,311         (10,622)        90,866
   Tangible and intangible assets           447,755          66,302       1,611,272         267,786      2,393,115
   Depreciation and amortization             36,878           6,572         243,128          42,615        329,193



22.  EXTRAORDINARY ITEM:


At the board of directors' meeting held on September 14, 2005, the Company resolved to merge with Korea Thrunet Co., Ltd. on January 1, 2006. Accordingly, the network unification of the Company and Korea Thrunet Co., Ltd. is in progress and accounted for the expenses occurred in relation to this unification as extraordinary item, which amount to W1,399 million for the nine months ended September 30, 2005.